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WRITER'S DIRECT LINE




05007574

202 682-7296

April 22, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

File number
82-4908

GREENCORE GROUP PLC

CONTACT MS C.M. BERGIN

TELEPHONE: +353 1 6051029
FAX: +353 1 605 1104

Greencore Group plc ("Greencore") – Announcement of Interim Results

This is to confirm that Greencore will announce its interim results for the half year ended 25th March, 2005 on Wednesday 25th May, 2005.

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2

6th April, 2005.

File number
82-4908

GREENCORE GROUP PLC

CONTACT MS C.M. BERGIN

TELEPHONE: +353 1 6051029
FAX: +353 1 605 1104

BROCHURE OF PARTICULARS

Application has been made to the Irish Stock Exchange and the UK Listing Authority for 1,782,272 new ordinary shares of nominal value of €0.63 cent each in the capital of Greencore Group plc ("the Company"), to be admitted to the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority, and to the London Stock Exchange and the Irish Stock Exchange for such shares to be admitted to trading. These shares have been allotted pursuant to the company's scrip dividend offer and these shares rank pari passu in all respects with the existing ordinary shares. Such admission is expected to become effective and dealings to commence in these shares on 30th March, 2005.

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2

22nd March, 2005.

File number
82-4908

GREENCORE GROUP PLC – DIRECTORATE CHANGE

CONTACT: MR. D.J. DILGER

TELEPHONE: +353 1 605 1002
FAX: +353 1 605 1102

Board Change at Greencore Group plc ("Greencore")

The Board of Greencore announced today that Patrick Kennedy, Chief Financial Officer, has tendered his resignation to take up the post of Chief Executive of Paddy Power plc. Patrick will leave the Group in August 2005. A process has commenced to select his successor.

Commenting on this change, David Dilger, Chief Executive of Greencore said:-

"Patrick has, over the past seven years, played a significant role in the successful transformation of the Group and his contribution has always been focussed, constructive, insightful and highly valued by his colleagues. We thank him for all he has achieved with Greencore and we wish him well in his new post.

The Board has commenced a process to appoint a new Chief Financial Officer. The objective of this process will be to identify and recruit the best possible successor, having evaluated both internal and external candidates"

Ends

David Dilger
Chief Executive
Greencore Group plc